Exhibit 99.1

New Gold Provides Notice of Annual General Meeting of Shareholders and Release of First Quarter 2019 Financial Results

TORONTO--(BUSINESS WIRE)--April 16, 2019--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) announces that it will hold its Annual General Meeting of Shareholders on Wednesday, April 24, 2019. New Gold has filed its 2018 audited financial statements, management's discussion and analysis (MD&A), management information circular, and annual information form, and these documents are available under New Gold’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com. Shareholders may request a hard copy of the complete audited financial statements and 2019 meeting materials free of charge by calling toll free 1-888-315-9715, or by emailing your request to info@newgold.com.

Additionally, New Gold will release its first quarter 2019 financial results before market on Thursday, April 25, 2019. A webcast and conference call to discuss these results will follow.

Annual General Meeting of Shareholders

The Company will hold its Annual General Meeting of Shareholders on Wednesday, April 24, 2019 at 4:00 pm (EDT). The meeting will not include a formal presentation by management.

Via Webcast (Audio only): Available on the Company’s website at www.newgold.com or from the following link: https://event.on24.com/wcc/r/1985049/B115055310E131C6F32336714AEE4C08

Via Telephone: Please dial 1-647-427-2311 or toll free 1-866-521-4909

Replay Archive: Please dial 1-416-621-4642 or toll free 1-800-585-8367, access code 6593589

The recorded playback of the conference call will be available until May 24, 2019. An archived webcast will be available until July 24, 2019.

First Quarter 2019 Results Webcast and Conference Call

The Company will host a webcast and conference call on Thursday, April 25, 2019 at 8:30 am (EDT) to discuss the Company’s first quarter financial and operating results.

Via Webcast: Available on the Company’s website at www.newgold.com or from the following link: https://event.on24.com/wcc/r/1975620/0AAB421FD47B45BB007F5F7D94728049

Via Telephone: Please dial 1-647-427-2311 or toll free 1-866-521-4909

Replay Archive: Please dial 1-416-621-4642 or toll free 1-800-585-8367, access code 3885697

The recorded playback of the conference call will be available until May 25, 2019. An archived webcast will be available until July 25, 2019.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

CONTACT:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Toll free: +1 (888) 315-9715
Email: info@newgold.com